Van Kampen Trust for Investment Grade Florida Municipals (VTF)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on August 12, 2005, the shareholders of Van Kampen Florida Quality Municipal Trust (the "Target Fund") approved an Agreement and Plan of Reorganization, dated February 3, 2005, between the Target Fund and Van Kampen Trust for Investment Grade Florida Municipals (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law. As contemplated by the Agreement and Plan of Reorganization, the shareholders of the Acquiring Fund approved the issuance of additional common shares.

Common shares:

For:           2,672,339.741
Against:       134,923.703
Abstain:  138,056.037